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                                                                 Exhibit (a)(10)

                 Universal Music Group Announces Close of the
      Subsequent Offering Period in its Cash Tender Offer for Emusic.com

SANTA MONICA, June 4 -- Universal Music Group announced today the completion of the cash tender offer by Universal Acquisition Corp., a wholly owned subsidiary of Universal Music Group, for all outstanding shares of common stock of EMusic.com Inc. (Nasdaq: EMUS). The tender offer's subsequent offering period expired at 5:00 p.m., New York City time, on Friday, June 1, 2001. The subsequent offering period of ten business days was announced following the expiration of the initial offering period on Thursday, May 17, 2001.

Universal Music Group, through Universal Acquisition Corp., has accepted for purchase all shares validly tendered in both the initial offering period and the subsequent offering period at the price of $0.57 per share in cash. Based on information provided by American Stock Transfer & Trust Company, the depositary for the tender offer, Universal Acquisition Corp. acquired approximately 37,000,000 shares of EMusic common stock during the tender offer (including approximately 127,000 shares tendered by guaranteed delivery during the subsequent offering period), or approximately 86% of the outstanding shares as of June 1, 2001.

As previously announced, because Universal Acquisition Corp. has acquired more than 80% of EMusic's outstanding shares, under its Merger Agreement with EMusic, Universal Acquisition Corp. has the option to acquire from EMusic that number of shares (at $0.57 per share) which will, when added to the shares previously acquired, give it 90% of the total outstanding shares of EMusic. Universal Acquisition Corp. intends to exercise this option as soon as practicable.

Also as previously announced, a 90% level of ownership will allow Universal Acquisition Corp. to effect a "short- form" merger under Delaware law without action by any other stockholder. On the consummation of the merger, each remaining share of EMusic's stock will be converted into the right to receive $0.57 in cash and EMusic will become a wholly owned indirect subsidiary of Universal Music Group.

Since it was founded in January 1998, EMusic has established itself at the forefront of how music will be discovered, delivered and enjoyed in the next decade. In addition to having the Internet's leading downloadable music subscription service, EMusic operates one of the most popular families of music-oriented Web sites -- including RollingStone.com, EMusic.com and DownBeat.com. The company is based in Redwood City, California, with regional offices in Chicago, Los Angeles and New York.

Universal Music Group is the world's leading music company with wholly owned record operations or licensees in 63 countries around the world. Its businesses also include Universal Music Publishing Group, one of the industry's largest global music publishing operations. Universal Music Group consists of record labels A&M Records, Decca Record Company, Deutsche Grammophon, Geffen Records, Interscope Records, Island Def Jam Music Group, MCA Nashville, MCA Records, Mercury Records, Motown Records, Philips, Polydor, Universal Records, and Verve Music Group as well as a multitude of record labels owned or distributed by its record company subsidiaries around the world. The Universal Music Group owns the most extensive catalog of music in the industry which is marketed through two distinct divisions, Universal Music Enterprises (in the U.S.) and UM3 (outside the U.S.).

Universal Music Group is a unit of Vivendi Universal, a global media and communications company.

For further information please contact Bob Bernstein of Universal Music Group, 310-865-0589.